July 13, 2023

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

Re:	VanEck Funds – Joint Fidelity Bond - (Bond No. 82307854)

Enclosed for filing is the Joint Fidelity Bond for VanEck Funds, File No. 811-04297, and VanEck VIP Trust, File No. 811-05083, referred to herein individually as a “Fund” and collectively as the “Funds”, in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) for the 2023-2024 year:

1)	A copy of the bond coverage for the Funds (the “Bond”) (attached as Exhibit A).

2)	A copy of the Board meeting resolutions, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined by the 1940 Act) of the Funds (attached as Exhibit B).

3)	A copy of a Joint Insured Agreement, by and between each series of the Fund, meeting the requirements of Rule 17g-1 paragraph (f) (attached as Exhibit C).

4)	A statement showing the amount of a single insured bond, which each series of the Fund would have been required to provide and maintain had each series of the Fund not been named as a joint insured under the Bond (attached as Exhibit D).

5)	The premium for the Bond has been paid through June 30, 2024.

If you have any questions, please do not hesitate to contact me.

Sincerely,

By: /s/ John Crimmins
Vice President, Treasurer, Chief Financial
Officer and Principal Accounting Officer

EXHIBIT A

Chubb Group of Insurance Companies					DECLARATIONS
202B Hall’s Mill Road					FINANCIAL INSTITUTION INVESTMENT
Whitehouse Station, NJ 08889					COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):					Bond Number:	82307854

VANECK FUNDS & VANECK VIP TRUST

666 THIRD AVENUE, 9TH FLOOR
					FEDERAL INSURANCE COMPANY
NEW YORK, NY			10017		Incorporated under the laws of Indiana
					a stock insurance company herein called the COMPANY
					Capital Center, 251 North Illinois, Suite 1100
					Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD: from			12:01 a.m. on	June 30, 2023
			to	12:01 a.m. on	June 30, 2024

ITEM 2.	LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

	If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and
	any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss
	under INSURING CLAUSE 1. sustained by any Investment Company.

					SINGLE LOSS	DEDUCTIBLE
	INSURING CLAUSE				LIMIT OF LIABILITY	AMOUNT

	1	.	Employee		$3,000,000	$0
	2	.	On Premises		$3,000,000	$5,000
	3	.	In Transit		$3,000,000	$5,000
	4	.	Forgery or Alteration		$3,000,000	$5,000
	5	.	Extended Forgery		$3,000,000	$5,000
	6	.	Counterfeit Money		$3,000,000	$5,000
	7	.	Threats to Person		$3,000,000	$5,000
	8	.	Computer System		$3,000,000	$5,000
	9	.	Voice Initiated Funds
			Transfer Instruction		$3,000,000	$5,000
	10	.	Uncollectible Items of Deposit		$100,000	$5,000
	11	.	Audit Expense		$50,000	$5,000

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
	ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

	Endorsements 1-10

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

	The COMPANY, in consideration of payment of the required premium, and in reliance
	on the APPLICATION and all other statements made and information furnished to the
	COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this
	Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED
	for:

Insuring Clauses

Employee	1	.	Loss resulting directly from Larceny or Embezzlement committed by any
Employee, alone or in collusion with others.

On Premises	2	.	Loss of Property resulting directly from robbery, burglary, false pretenses,
			common law or statutory larceny, misplacement, mysterious unexplainable
			disappearance, damage, destruction or removal, from the possession, custody or
			control of the ASSURED, while such Property is lodged or deposited at premises
			located anywhere.

In Transit	3	.	Loss of Property resulting directly from common law or statutory larceny,
			misplacement, mysterious unexplainable disappearance, damage or destruction,
			while the Property is in transit anywhere:

			a.	in an armored motor vehicle, including loading and unloading thereof,

			b.	in the custody of a natural person acting as a messenger of the ASSURED,
				or

			c.	in the custody of a Transportation Company and being transported in a
				conveyance other than an armored motor vehicle provided, however, that
				covered Property transported in such manner is limited to the following:

				(1) written records,

				(2) securities issued in registered form, which are not endorsed or are restrictively endorsed, or

				(3) negotiable instruments not payable to bearer, which are not endorsed
				or are restrictively endorsed.

			Coverage under this INSURING CLAUSE begins immediately on the receipt of
			such Property by the natural person or Transportation Company and ends
			immediately on delivery to the premises of the addressee or to any representative
			of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 1 of 19

Insuring Clauses
(continued)

Forgery Or Alteration	4	.	Loss resulting directly from:

			a.	Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

			b.	transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under
INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING
CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery	5	.	Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

			a.	acquired, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1) bear a Forgery or a fraudulently material alteration,

(2) have been lost or stolen, or

(3) be Counterfeit, or

			b.	guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an
Employee, Custodian, or a Federal or State chartered deposit institution of the
ASSURED is a condition precedent to the ASSURED having relied on such items.
Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 2 of 19

Insuring Clauses

Extended Forgery			For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile
(continued)			signature is treated the same as a handwritten signature.

Counterfeit Money	6	.	Loss resulting directly from the receipt by the ASSURED in good faith of any
Counterfeit money.

Threats To Person	7	.	Loss resulting directly from surrender of Property away from an office of the
ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in SECTION 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

			a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

			b.	the ASSURED has made a reasonable effort to notify the Federal Bureau of
Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the
ASSURED, as set forth in the preceding paragraph, shall be deemed to be an
ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System	8	.	Loss resulting directly from fraudulent:

			a.	entries of data into, or

			b.	changes of data elements or programs within,

a Computer System, provided the fraudulent entry or change causes:

(1) funds or other property to be transferred, paid or delivered,

(2) an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3) an unauthorized account or a fictitious account to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 3 of 19

Insuring Clauses
(continued)

Voice Initiated Funds	9	.	Loss resulting directly from Voice Initiated Funds Transfer Instruction directed
Transfer Instruction			to the ASSURED authorizing the transfer of dividends or redemption proceeds of
Investment Company shares from a Customer's account, provided such Voice
Initiated Funds Transfer Instruction was:

			a.	received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer
Instruction,

			b.	made by a person purporting to be a Customer, and

			c.	made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated
Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the
COMPANY.

Uncollectible Items of	10	.	Loss resulting directly from the ASSURED having credited an account of a
Deposit			customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

			a.	redemptions or withdrawals to be permitted,

			b.	shares to be issued, or

			c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the
APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense	11	.	Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this
Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 4 of 19

General Agreements

Additional Companies	A.	If more than one corporation, or Investment Company, or any combination of
Included As Assured		them is included as the ASSURED herein:
(1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The
COMPANY shall furnish each Investment Company with a copy of the
Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5) If the first named ASSURED ceases for any reason to be covered under this
Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By	B.	The ASSURED represents that all information it has furnished in the
Assured		APPLICATION for this Bond or otherwise is complete, true and correct. Such
APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 5 of 19

General Agreements
(continued)

Additional Offices Or	C.	If the ASSURED, other than an Investment Company, while this Bond is in force,
Employees - Consolidation,		merges or consolidates with, or purchases or acquires assets or liabilities of
Merger Or Purchase Or		another institution, the ASSURED shall not have the coverage afforded under this
Acquisition Of Assets Or		Bond for loss which has:
Liabilities - Notice To		(1)	occurred or will occur on premises, or
Company
		(2)	been caused or will be caused by an employee, or
		(3)	arisen or will arise out of the assets or liabilities,
of such institution, unless the ASSURED:
		a.	gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
		b.	obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and
		c.	on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -	D.	When the ASSURED learns of a change in control (other than in an Investment
Notice To Company		Company), as set forth in Section 2(a) (9) of the Investment Company Act of
		1940,	the ASSURED shall within sixty (60) days give written notice to the
COMPANY setting forth:
		(1)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),
		(2)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
		(3)	the total number of outstanding voting securities.
Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And	E.	The COMPANY will indemnify the ASSURED for court costs and reasonable
Attorneys’ Fees		attorneys' fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING
CLAUSE 1., this Section shall only apply in the event that:
		(1)	an Employee admits to being guilty of Larceny or Embezzlement,
		(2)	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 6 of 19

General Agreements

Court Costs And	(3)	in the absence of 1 or 2 above, an arbitration panel agrees, after a review of
Attorneys’ Fees		an agreed statement of facts between the COMPANY and the ASSURED,
(continued)		that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding.
The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the
DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the
LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF
LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING
CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the
DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM
	2.	of the DECLARATIONS for the applicable INSURING CLAUSE, the
COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 7 of 19

Conditions and
Limitations

Definitions	1	.	As used in this Bond:

			a.	Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

			b.	Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

			c.	Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

			d.	Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer
Instruction.

			e.	Employee means:

(1) an officer of the ASSURED,

(2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal
Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3) a guest student pursuing studies or performing duties in any of the
ASSURED'S premises,

(4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

(6) an employee of an institution merged or consolidated with the
ASSURED prior to the effective date of this Bond,

(7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 8 of 19

Conditions and
Limitations

Definitions	(8)		each natural person, partnership or corporation authorized by written
(continued)			agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

		a.	creating, preparing, modifying or maintaining the ASSURED'S
computer software or programs, or

		b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

	(9)		any partner, officer or employee of an investment advisor, an underwriter
(distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to
Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

		a.	which is not an "affiliated person" (as defined in Section 2(a) of the
Investment Company Act of 1940) of an Investment Company or of
the investment advisor or underwriter (distributor) of such Investment
Company, or

		b.	which is a "bank" (as defined in Section 2(a) of the Investment
Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or
Embezzlement committed by any of the partners, officers or
employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the
ASSURED to the COMPANY, and the ASSURED shall execute all
papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 9 of 19

Conditions and
Limitations

Definitions	f.	Forgery means the signing of the name of another natural person with the
(continued)		intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

	g.	Investment Company means any investment company registered under the
Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

	h.	Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

	i.	Larceny or Embezzlement means larceny or embezzlement as defined in
Section 37 of the Investment Company Act of 1940.

	j.	Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-
sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the
ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the
ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

	k.	Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such
Employee or partner and being related to them by blood, marriage or legal guardianship.

	l.	Securities, documents or other written instruments means original
(including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 10 of 19

Conditions and
Limitations

Definitions			m.	Subsidiary means any organization that, at the inception date of this Bond,
(continued)				is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

			n.	Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

			o.	Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

			p.	Voice Initiated Redemption means any redemption of shares issued by an
Investment Company which is requested by voice over the telephone.

			q.	Voice Initiated Funds Transfer Instruction means any Voice Initiated
Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -	2	.	This bond does not directly or indirectly cover:

Applicable to All Insuring			a.	loss not reported to the COMPANY in writing within sixty (60) days after
Clauses				termination of this Bond as an entirety;

			b.	loss due to riot or civil commotion outside the United States of America and
Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

			c.	loss resulting from the effects of nuclear fission or fusion or radioactivity;

			d.	loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

			e.	damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

			f.	costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

			g.	loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 11 of 19

Conditions and
Limitations

General Exclusions -			h.	loss resulting from dishonest acts by any member of the Board of Directors
Applicable to All Insuring				or Board of Trustees of the ASSURED who is not an Employee, acting
Clauses				alone or in collusion with others;
(continued)			i.	loss, or that part of any loss, resulting solely from any violation by the
ASSURED or by any Employee:
				(1)	of any law regulating:
					a.	the issuance, purchase or sale of securities,
					b.	securities transactions on security or commodity exchanges or the over the counter market,
					c.	investment companies,
					d.	investment advisors, or
				(2)	of any rule or regulation made pursuant to any such law; or
			j.	loss of confidential information, material or data;
			k.	loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING
CLAUSE 7. or 9.

Specific Exclusions -	3	.	This Bond does not directly or indirectly cover:
Applicable To All Insuring			a.	loss caused by an Employee, provided, however, this Section 3.a. shall not
Clauses Except Insuring				apply to loss covered under INSURING CLAUSE 2. or 3. which results
Clause 1.				directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;
			b.	loss through the surrender of property away from premises of the ASSURED as a result of a threat:
				(1)	to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the
ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or
				(2)	to do damage to the premises or Property of the ASSURED;
			c.	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;
			d.	loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING
CLAUSE 10.;
			e.	loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 12 of 19

Conditions and
Limitations

Specific Exclusions -			f.	loss resulting from the failure for any reason of a financial or depository
Applicable To All Insuring				institution, its receiver or other liquidator to pay or deliver funds or other
Clauses Except Insuring				Property to the ASSURED provided further that this Section 3.f. shall not
Clause 1.				apply to loss of Property resulting directly from robbery, burglary,
(continued)				misplacement,	mysterious	unexplainable	disappearance,	damage,
destruction or removal from the possession, custody or control of the
ASSURED.

			g.	loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING
CLAUSE 3.;

			h.	loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

			i.	loss resulting directly or indirectly from the input of data into a Computer
System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -	4	.	This bond does not directly or indirectly cover:

Applicable To All Insuring			a.	loss resulting from the complete or partial non-payment of or default on any
Clauses Except Insuring				loan whether such loan was procured in good faith or through trick, artifice,
Clauses 1., 4., And 5.				fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

			b.	loss resulting from forgery or any alteration;

			c.	loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-	5	.	At all times prior to termination of this Bond, this Bond shall continue in force for
Reduction And Non-			the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS,
Accumulation Of Liability			notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

			a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no
Employee is concerned or implicated, or

			b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

			c.	all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 13 of 19

Conditions and
Limitations

Limit Of Liability/Non-			d.	any one casualty or event other than those specified in a., b., or c. above,

Reduction And Non-			shall be deemed to be one loss and shall be limited to the applicable LIMIT OF
Accumulation Of Liability			LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of
(continued)			the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

			i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or

			ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery	6	.	This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the
ASSURED being aware of:

			a.	facts which may subsequently result in a loss of a type covered by this Bond,
or

			b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE
AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -	7	.	a.	The ASSURED shall give the COMPANY notice thereof at the earliest
Proof - Legal Proceedings				practicable moment, not to exceed sixty (60) days after discovery of loss, in
Against Company				an amount that is in excess of 50% of the applicable DEDUCTIBLE
AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

			b.	The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

			c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

			d.	Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

			e.	This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 14 of 19

Conditions and
Limitations

Notice To Company -			f.	Proof of loss involving Voice Initiated Funds Transfer Instruction shall
Proof - Legal Proceedings				include electronic recordings of such instructions.
Against Company
(continued)

Deductible Amount	8	.		The COMPANY shall not be liable under any INSURING CLAUSES of this Bond
				on account of loss unless the amount of such loss, after deducting the net amount
				of all reimbursement and/or recovery obtained or made by the ASSURED, other
				than from any Bond or policy of insurance issued by an insurance company and
				covering such loss, or by the COMPANY on account thereof prior to payment by
				the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in
				ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event
				for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the
				DECLARATIONS.

				There shall be no deductible applicable to any loss under INSURING CLAUSE 1.
				sustained by any Investment Company.

Valuation	9	.		BOOKS OF ACCOUNT OR OTHER RECORDS
				The value of any loss of Property consisting of books of account or other records
				used by the ASSURED in the conduct of its business shall be the amount paid by
				the ASSURED for blank books, blank pages, or other materials which replace the
				lost books of account or other records, plus the cost of labor paid by the
				ASSURED for the actual transcription or copying of data to reproduce such books
				of account or other records.

				The value of any loss of Property other than books of account or other records
				used by the ASSURED in the conduct of its business, for which a claim is made
				shall be determined by the average market value of such Property on the
				business day immediately preceding discovery of such loss provided, however,
				that the value of any Property replaced by the ASSURED with the consent of the
				COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

				In the case of a loss of interim certificates, warrants, rights or other securities, the
				production of which is necessary to the exercise of subscription, conversion,
				redemption or deposit privileges, the value of them shall be the market value of
				such privileges immediately preceding their expiration if said loss is not discovered
				until after their expiration. If no market price is quoted for such Property or for
				such privileges, the value shall be fixed by agreement between the parties.

				OTHER PROPERTY

				The value of any loss of Property, other than as stated above, shall be the actual
				cash value or the cost of repairing or replacing such Property with Property of
				like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 15 of 19

Conditions and
Limitations
(continued)

Securities Settlement	10	.	In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the
COMPANY'S indemnity shall be:

			a.	for securities having a value less than or equal to the applicable
DEDUCTIBLE AMOUNT - one hundred (100%) percent;

			b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the
DEDUCTIBLE AMOUNT bears to the value of the securities;

			c.	for securities having a value greater than the applicable LIMIT OF LIABILITY
- the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with
Section 9, Valuation, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company's premium charge for the
Company's indemnity as set forth in Section 10.a., b., and c. No portion of the
LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment – 11.			In the event of a payment under this Bond, the COMPANY shall be subrogated to
Recovery			all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

			a.	first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF
LIABILITY,

			b.	second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

			c.	third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE
AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 16 of 19

Conditions and
Limitations

Subrogation - Assignment –			d.	fourth, to the ASSURED in satisfaction of any loss suffered by the
Recovery				ASSURED which was not covered under this Bond.
(continued)			Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured	12	.	At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

			a.	submit to examination by the COMPANY and subscribe to the same under oath,

			b.	produce for the COMPANY'S examination all pertinent records, and

			c.	cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this Bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	13	.	If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the
Securities and Exchange Commission, Washington, D.C., not less than sixty (60)
days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the
COMPANY to all ASSURED Investment Companies and to the Securities and
Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment
Company:

			a.	immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

			b.	immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

			c.	immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 17 of 19

Conditions and
Limitations

Termination			If any partner, director, trustee, or officer or supervisory employee of an
(continued)			ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the
ASSURED or otherwise, whether or not such act is of the type covered under this
Bond, and whether against the ASSURED or any other person or entity, the
ASSURED:

			a.	shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this
Bond; and

			b.	within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60)
days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance	14	.	Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

			a.	the ASSURED,

			b.	a Transportation Company, or

			c.	another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity	15	.	If any limitation within this Bond is prohibited by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification	16	.	This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to the Securities and Exchange
Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 18 of 19

Conditions And
Limitations

Change or Modification	If this Bond is for a joint ASSURED, no charge or modification which would
(continued)	adversely affect the rights of the ASSURED shall be effective prior to sixty (60)
days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the
COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)	Page 19 of 19

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: June 30, 2023	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 1
To be attached to and
form a part of Policy No. 82307854

Issued to: VANECK FUNDS & VANECK VIP TRUST
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-9228 (2/2010)

			FEDERAL INSURANCE COMPANY

			Endorsement No.	2

			Bond Number:	82307854

NAME OF ASSURED: VANECK FUNDS & VANECK VIP TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any
Investment Company.

			SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE			LIMIT OF LIABILITY	AMOUNT
1	.	Employee	$3,000,000		$0
2	.	On Premises	$3,000,000		$5,000
3	.	In Transit	$3,000,000		$5,000
4	.	Forgery or Alteration	$3,000,000		$5,000
5	.	Extended Forgery	$3,000,000		$5,000
6	.	Counterfeit Money	$3,000,000		$5,000
7	.	Threats to Person	$3,000,000		$5,000
8	.	Computer System	$3,000,000		$5,000
9	.	Voice Initiated Funds Transfer Instruction	$3,000,000		$5,000
10	.	Uncollectible Items of Deposit	$100,000		$5,000
11	.	Audit Expense	$50,000		$5,000
12	.	Stop Payment	$100,000		$5,000

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 30, 2023

ICAP Bond
Form 17-02-1582 (Ed. 5-98)	Page 1

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 30, 2023	FEDERAL INSURANCE COMPANY
Endorsement/Rider No.	3
To be attached to and
form a part of Bond No.	82307854
Issued to: VANECK FUNDS & VANECK VIP TRUST

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT
In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional
Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To
Company, is amended by adding the following subsection:
Automatic Increase in Limits for Investment Companies
If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940
(“the Act”), due to:
(i)	the creation of a new Investment Company, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution; or
(ii)	an increase in asset size of current Investment Companies covered under this Bond, then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-14098 (04/2008)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 30, 2023					FEDERAL INSURANCE COMPANY
					Endorsement/Rider No.	4
To be attached to and
					form a part of Bond No.	82307854

Issued to:				VANECK FUNDS & VANECK VIP TRUST
PROCESSORS ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1	.		By adding to the definition of Employee in Section 1., Definitions, the following:
		“	(10)	a Processor, but only while such Processor is performing services and not creating, preparing, modifying or maintaining the ASSURED’S computer software or programs.”
2	.		By adding to Section 1., Definitions, the following:
			“r.	Processor means each natural person, partnership or corporation duly authorized by the
ASSURED to perform data processing of the ASSURED’S checks and other accounting records of the ASSURED. Processor does not mean a Federal Reserve Bank or clearing house.”
3	.		By adding to Section 11., Subrogation-Assignment-Recovery, the following:
“The attached Bond does not afford coverage in favor of any Processor and, in the event of a payment of a loss caused by a Processor under this Bond, the COMPANY shall be subrogated to the
ASSURED’S rights of recovery, as described in this Section 11. preceding, against any Processor.”
4	.		By adding to Section 13., Termination, the following:
“This Bond terminates as to any Processor:
			a.	immediately on the ASSURED, or any of its Partners, directors, trustees, or officers of the
ASSSURED not acting in collusion with such Processor, learning of any dishonest act committed by such Processor at any time, whether under contract to the ASSURED or otherwise whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, or
			b.	fifteen (15) days after receipt by the ASSURED of a written notice from the COMPANY of its decision to terminate this Bond as to any Processor.”

17-02-2362 (02/2006) rev.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2362 (02/2006) rev.

FEDERAL INSURANCE COMPANY
						Endorsement No.:	5
						Bond Number:	82307854

NAME OF ASSURED: VANECK FUNDS & VANECK VIP TRUST
STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT
It is agreed that this Bond is amended as follows:
1	.		By adding the following INSURING CLAUSE:
		“	12	.	Stop Payment Order or Refusal to Pay Check
Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:
					a.	complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or
					b.	refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”
2	.		By adding the following Specific Exclusion:
“Section 4.A. Specific Exclusions – Applicable to INSURING CLAUSE 12
This Bond does not directly or indirectly cover:
			a.		liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,
			b.		loss arising out of:
					(1)	libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,
					(2)	sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or
					(3)	discrimination.”
This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2023.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 30, 2023

ICAP Bond
Form 17-02-2365 (Ed. 10-00)

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 30, 2023	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	6
	To be attached to and
	form a part of Bond No.	82307854

Issued to: VANECK FUNDS & VANECK VIP TRUST
	DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT
In consideration of the premium charged, it is agreed that this Bond is amended as follows:
1 .	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.
2 .	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:
	If this Bond is for a joint ASSURED, no change or modification which would adversely affect the
	rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been
	furnished to all insured Investment Companies and the Securities and Exchange Commission,
Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

17-02-2437 (12/2006) rev.

FEDERAL INSURANCE COMPANY

Endorsement No.: 7

				Bond Number:	82307854

NAME OF ASSURED: VANECK FUNDS & VANECK VIP TRUST

NEW YORK AMENDATORY ENDORSEMENT

It is agreed that this Bond is amended as follows:
1	.	By adding to Section 13, Termination, the following:
Bonds In Effect Sixty (60) Days Or Less
If this Bond has been in effect for less than sixty (60) days and if it is not a renewal Bond, the
COMPANY may terminate it for any reason by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination.
Bonds In Effect More Than Sixty (60) Days
If this Bond has been in effect for sixty (60) days or more, or if it is a renewal of a Bond issued by the
COMPANY, it may be terminated by the COMPANY by mailing or delivering to the ASSURED and to the authorized agent or broker, if any, written notice of termination at least sixty (60) days before the effective date of termination. Furthermore, when the Bond is a renewal or has been in effect for sixty
(60) days or more, the COMPANY may terminate only for one or more of the reasons stated in 1-7 below.
		1	.	Nonpayment of premium;
		2	.	Conviction of a crime arising out of acts increasing the hazard insured against ;
		3	.	Discovery of fraud or material misrepresentation in the obtaining of this Bond or in the presentation of a claim thereunder;
		4	.	Violation of any provision of this Bond that substantially and materially increases the hazard insured against, and which occurred subsequent to inception of the current BOND PERIOD;
		5	.	If applicable, material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of this Bond, which results in the property becoming uninsurable in accordance with the COMPANY's objective, uniformly applied underwriting standards in effect at the time this Bond was issued or last renewed; or material change in the nature or extent of this
Bond occurring after issuance or last annual renewal anniversary date of this Bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time this Bond was issued or last renewed;

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 1

		6	.	A determination by the Superintendent of Insurance that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY's policyholders, creditors or the public, or continuing the Bond itself would place the COMPANY in violation of any provision of the New
York Insurance Code; or
		7	.	Where the COMPANY has reason to believe, in good faith and with sufficient cause, that there is a probable risk or danger that the Property will be destroyed by the ASSURED for the purpose of collecting the insurance proceeds.
Notice Of Termination
Notice of termination under this SECTION shall be mailed to the ASSURED and to the authorized agent or broker, if any, at the address shown on the DECLARATIONS of this Bond. The COMPANY, however, may deliver any notice instead of mailing it.
Return Premium Calculations
The COMPANY shall refund the unearned premium computed pro rata if this Bond is terminated by the
COMPANY."
2	.	By adding a new Section reading as follows:
"Section 17. Election To Conditionally Renew / Nonrenew This Bond
Conditional Renewal
If the COMPANY conditionally renews this Bond subject to:
		1	.	Change of limits of liability ;
		2	.	Change in type of coverage;
		3	.	Reduction of coverage;
		4	.	Increased deductible;
		5	.	Addition of exclusion; or
		6	.	Increased premiums in excess of 10%, exclusive of any premium increase due to and commensurate with insured value added; or as a result of experience rating, retrospective rating or audit; the COMPANY shall send notice as provided in Notices Of Nonrenewal And Conditional
Renewal immediately below.
Notices Of Nonrenewal And Conditional Renewal
		1	.	If the COMPANY elects not to renew this Bond, or to conditionally renew this Bond as provided herein, the COMPANY shall mail or deliver written notice to the ASSURED at least sixty (60) but not more than one hundred twenty (120) days before:
				a.	The expiration date; or
				b.	The anniversary date if this Bond has been written for a term of more than one year.

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 2

		2	.	Notice shall be mailed or delivered to the ASSURED at the address shown on the
DECLARATIONS of this Bond and the authorized agent or broker, if any. If notice is mailed, proof of mailing shall be sufficient proof of notice.
		3	.	Paragraphs 1. and 2. immediately above shall not apply when the ASSURED, authorized agent or broker, or another insurer has mailed or delivered written notice to the COMPANY that the Bond has been replaced or is no longer desired.
3	.	By adding to General Agreement B., Representations Made By Assured, the following:
No misrepresentation shall be deemed material unless knowledge by the COMPANY would have lead to the COMPANY'S refusal to write this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 30, 2023

ICAP Bond - New York
Form 17-02-2863 (Rev. 7-03)	Page 3

		ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 30, 2023	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	8
	To be attached to and
	form a part of Bond No.	82307854

Issued to: VANECK FUNDS & VANECK VIP TRUST
NEW YORK AMENDATORY ENDORSEMENT

In consideration of the premium charged, it is agreed that:
1 .	Any reference in the policy to the Superintendent of Insurance is hereby deleted and replaced with the Superintendent of Financial Services.
2 .	Any reference in the policy to the Insurance Department is hereby deleted and replaced with the
Department of Financial Services.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Bond shall remain unchanged.

14-02-19952 (05/2013)

ENDORSEMENT/RIDER
Effective date of
this endorsement/rider: June 30, 2023	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 9
To be attached to and
form a part of Policy No. 82307854

Issued to: VANECK FUNDS & VANECK VIP TRUST
AMEND NAME OF ASSURED ENDORSEMENT
It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:
VanEck Funds
VanEck VIP Trust

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2023.
All other terms, conditions and limitations of this Policy shall remain unchanged.

ICAP Bond
Form 17-02-6272 (Ed. 8-04)	Page 1 of 1

FEDERAL INSURANCE COMPANY
Endorsement No.:	10
Bond Number:	82307854
NAME OF ASSURED: VANECK FUNDS & VANECK VIP TRUST

SPECIFIC ENTITY EXCLUSION ENDORSEMENT
It is agreed that this Bond does not directly or indirectly cover loss sustained by VanEck Vectors Bitcoin
Strategy ETF & VanEck SolidX Bitcoin Trust 144A or loss resulting from dishonest acts of any employee of VanEck Vectors Bitcoin Strategy ETF & VanEck SolidX Bitcoin Trust 144A.

This Endorsement applies to loss discovered after 12:01 a.m. on June 30, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 30, 2023

General Use

Form 17-02-6275 (Ed. 8-04)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage
(Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the
SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail.
The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

EXHIBIT B

RESOLUTION – FIDELITY BOND

VOTED:	That the fidelity bond in an amount as discussed at the Meeting be, and hereby is, ratified and approved; and further

VOTED:	That the Trustees and the Independent Trustees separately, having given due consideration to the value of the total assets of all the Funds, the types and terms of the arrangements made and to be made for the custody and safekeeping of their respective assets, the nature of the securities in the investment portfolios of the Funds and other relevant factors hereby determine that:

a)	the form of fidelity bond covering the Funds will provide reasonable coverage for the Funds;

b)	coverage in an amount as discussed at the Meeting under such fidelity bond will provide reasonable coverage for the Funds; and

c)	payment by the Funds of their allocable share of the premium of said bond, in proportion to their respective total assets, is fair and reasonable; and further

VOTED:	That the Secretary or the Treasurer of the Trusts is hereby designated as the officer who shall make the filings and give the notices required by paragraph (g) of Rule 17g-1, which filing shall be effected as soon as practicable after this Meeting; and further

VOTED:	That by the form of this resolution, each Fund hereby agrees that in the event recovery is received under the fidelity bond as a result of a loss sustained by any Fund and one or more other Funds, such Fund shall receive an equitable and proportionate share of the recovery in accordance with the terms of the Agreement Regarding the Allocation of Fidelity Bond Recoveries dated June 4, 2009, with Appendix A amended to reflect each Trust’s new series, as applicable; and further

VOTED:	That the appropriate officers of the Trust be, and each hereby is, authorized to execute and deliver any and all documents and to do any and all acts, in the name of and on behalf of the Trust, as such officers, or any of them, may determine to be necessary or appropriate in connection with or in furtherance of the foregoing resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Boards’ approval.

EXHIBIT C

AGREEMENT REGARDING THE ALLOCATION OF
FIDELITY BOND RECOVERIES

THIS AGREEMENT is made as of June 4, 2009, by and between Van Eck Funds and Van Eck VIP Trust (each, a “Registrant,” and, together, the “Registrants”), each acting on behalf of itself and its portfolio series (each, a “Portfolio Series”).

WHEREAS, each Registrant is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), consisting of the Portfolio Series set forth on Schedule A attached hereto (as may be amended from time to time); and

WHEREAS, each of the Registrants is named as an insured party under a joint fidelity bond (the “Bond”); and

WHEREAS, the Registrants desire to confirm the criteria by which recoveries under the Bond shall be allocated between the Registrants.

NOW, THEREFORE, it is agreed as follows:

1. In the event that recovery is received under the Bond as a result of a loss sustained by more than one Registrant, the following rules shall apply for determining the priorities for satisfaction of such claims under the Bond:

a.	First, each Registrant shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the 1940 Act; and

b.	Second, the remaining amount of recovery, if any, shall then be applied to each claim of each Registrant in proportion to the amount of the unreimbursed loss in excess of such minimums incurred by each Registrant.

2. The obligations of a Registrant under this Agreement are not binding upon any of the board members of a Registrant or Registrant shareholders individually, but are binding only with respect to the assets of that Registrant.

[The remainder of this page has been left blank]

IN WITNESS WHEREOF, the insured parties have caused this Agreement to be executed by their officers thereunto duly authorized.

VAN ECK FUNDS

By:	/s/ Joseph J. McBrien
Joseph J. McBrien
Senior Vice President and Secretary

VAN ECK VIP TRUST

By:	/s/ Jonathan R. Simon
Jonathan R. Simon
Vice President and Assistant Secretary

SCHEDULE A1

(as of July 13, 2023)

VanEck Funds

CM Commodity Index Fund

Emerging Markets Bond Fund

Emerging Markets Fund

Global Resources Fund

International Investors Gold Fund

VanEck Emerging Markets Leaders Fund

VanEck Environmental Sustainability Fund

VanEck Morningstar Wide Moat Fund

VanEck VIP Trust

VanEck VIP Emerging Markets Bond Fund

VanEck VIP Emerging Markets Fund

VanEck VIP Global Resources Fund

VanEck VIP Global Gold Fund

1 Effective May 1, 2016, Van Eck Funds changed its name to VanEck Funds and Van Eck VIP Trust changed its name to VanEck VIP Trust.

2

EXHIBIT D

I have examined the Fidelity Bond limit requirements, as prescribed in Rule 17g-1 for the two registrants insured under Federal Insurance Company Bond No. 82307854. This limits analysis is based upon the total asset value of each registrant as stated in the relevant renewal application.

The results of the analysis are as follows:

Registrant	Asset value	Required Limit

VanEck Funds	$3.33 billion	$2,100,000

VanEck VIP Trust	$531 million	$900,000

	Total Limit:	$3,000,000

As you are aware, the limit under the current bond is $3,000,000. Therefore, according to these calculations, the bond amount is sufficient to meet requirements of Rule 17g-1.

Sincerely,

/s/ John Crimmins
Vice President, Treasurer, Chief Financial
Officer and Principal Accounting Officer